EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,151,805.62	0.0000927	$384.87
Fees Previously Paid	$3,790,000.00	0.0000927	$351.33
Total Transaction Valuation	$4,151,805.62
Total Fees Due for Filing			$384.87
Total Fees Previously Paid			$351.33
Total Fee Offsets			—
Net Fee Due			$33.54